BEST AVAILABLE COPY

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

06010880

RECEIVED
2006 FEB 13 P 2:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

7 February 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

SUPPL

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Simon Hulls
Corporate Administrator

PROCESSED
FEB 13 2006
THOMSON
FINANCIAL

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT GEORGE KIRBY
Date of last notice	28 DECEMBER 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 DECEMBER 2005 TO 30 DECEMBER 2005
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Director: ROBERT GEORGE KIRBY
Company: VILLAGE ROADS.. ᴊW LIMITED
ıd Type of Security: ORDINARY SHARES

ORS INTERESTS IN SECURITIES

ne of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
ıy	1,000	1,000			Registered holder
Total Direct Interest		1,000			
INDIRECT INTEREST					
ɿoadshow Corporation Pty Ltd	88,500,000				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
	(7,411)		28-Dec-05	$2.66	On-market sale
	(42,589)		28-Dec-05	$2.65	On-market sale
	(20,331)		29-Dec-05	$2.60	On-market sale
	(15,000)		29-Dec-05	$2.62	On-market sale
	(3,200)		29-Dec-05	$2.63	On-market sale
	(36,469)		29-Dec-05	$2.64	On-market sale
		88,375,000			
·a Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		94,919,167			

ˈ Director: ROBERT GEORGF-KIRBY
ˈ Company: VILLAGE ROADS.._JW LIMITED
ıd Type of Security: ORDINARY SHARES

ˈORS INTERESTS IN CONTRACTS FOR SHARES

ne of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
a Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
		6,544,167			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Director: ROBERT GEORGE KIRBY
Company: VILLAGE ROADSHOW LIMITED
Type of Security: A CLASS PREFERENCE SHARES

ORS INTERESTS IN SECURITIES

ne of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
		0			

ORS INTERESTS IN CONTRACTS FOR SHARES

ne of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
		0			

irector: ROBERT GEORGE K'RBY
ompany: AUSTEREO GROUP . ;IITED
Type of Security: ORDINARY SHARES

RS INTERESTS IN SECURITIES

of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
adshow Limited	251,562,594				The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
	5,343		28-Dec-05	$1.60	On-market purchase
	29,701		30-Dec-05	$1.60	On-market purchase
		251,597,638			
Total Indirect Interest		251,597,638			

IRS INTERESTS IN CONTRACTS FOR SHARES

e of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

)irector:	ROBERT GEORGE K'RBY
)ompany:	VILLAGE ROADSHC CORPORATION PTY LTD
I Type of Security:	ORDINARY SHARES

)RS INTERESTS IN SECURITIES

ie of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
	250	250			Held beneficially for Positive Investments Pty Ltd
stment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
ıvestments Pty Ltd	4,497,311	4,497,311			Director and shareholder of Positive Investments Pty Ltd
	250	250			Held beneficially for Positive Investments Pty Ltd
‹e	250	250			Held beneficially for Positive Investments Pty Ltd
		6,878,706			

)RS INTERESTS IN CONTRACTS FOR SHARES

ne of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
		0			

Director: ROBERT GEORGE KIRBY
Company: VILLAGE ROADSHOW CORPORATION PTY LTD
Type of Security: PREFERENCE SHARES

RS INTERESTS IN SECURITIES

e of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
nvestments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
		41,972			

RS INTERESTS IN CONTRACTS FOR SHARES

e of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN ROSS KIRBY
Date of last notice	28 DECEMBER 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 DECEMBER 2005 TO 30 DECEMBER 2005
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

Appendix 3Y
Change of Director's Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: *In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Director: JOHN ROSS KIRBY

Company: VILLAGE ROADS. JW LIMITED

ıd Type of Security: ORDINARY SHARES

ORS INTERESTS IN SECURITIES

ne of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
y	192,131	192,131			Registered holder
Total Direct Interest		192,131			
INDIRECT INTEREST					
Roadshow Corporation Pty Ltd	88,500,000				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
	(7,411)		28-Dec-05	$2.66	On-market sale
	(42,589)		28-Dec-05	$2.65	On-market sale
	(20,331)		29-Dec-05	$2.60	On-market sale
	(15,000)		29-Dec-05	$2.62	On-market sale
	(3,200)		29-Dec-05	$2.63	On-market sale
	(36,469)		29-Dec-05	$2.64	On-market sale
		88,375,000			
rra Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has relevant interest under section 608 (8) of the Corporations Act as the holder of an enforceable right over the Village Roadshow Limited shares held by Canberra Theatres Limited and the director is taken to have an indirect relevant interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		94,919,167			

f Director: JOHN ROSS KIRBY
f Company: VILLAGE ROADS OW LIMITED
nd Type of Security: ORDINARY SHARES

'ORS INTERESTS IN CONTRACTS FOR SHARES

me of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
'a Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
		6,544,167			

Director: JOHN ROSS KIRBY
Company: VILLAGE ROADS OW LIMITED
d Type of Security: A CLASS PREFERENCE SHARES

ORS INTERESTS IN SECURITIES

ne of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
		0			

ORS INTERESTS IN CONTRACTS FOR SHARES

ne of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
		0			

Director: JOHN ROSS KIRBY
Company: AUSTEREO GRC LIMITED
ıd Type of Security: ORDINARY SHARES

ORS INTERESTS IN SECURITIES

ne of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Roadshow Limited	251,562,594				The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
	5,343		28-Dec-05	$1.60	On-market purchase
	29,701		30-Dec-05	$1.60	On-market purchase
		251,597,638			
Total Indirect Interest		251,597,638			

'ORS INTERESTS IN CONTRACTS FOR SHARES

me of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
		0			

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Director: JOHN ROSS KIRBY
Company: VILLAGE ROADS OW CORPORATION PTY LTD
ıd Type of Security: ORDINARY SHARES

ORS INTERESTS IN SECURITIES

ne of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
y	250	250			Held beneficially for Positive Investments Pty Ltd
'estment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
Investments Pty Ltd	4,497,311	4,497,311			Director and shareholder of Positive Investments Pty Ltd
ɔy	250	250			Held beneficially for Positive Investments Pty Ltd
ırke	250	250			Held beneficially for Positive Investments Pty Ltd
		6,878,706			

TORS INTERESTS IN CONTRACTS FOR SHARES

me of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
	0	0			

Director: JOHN ROSS KIRBY
Company: VILLAGE ROADS OW CORPORATION PTY LTD
ıd Type of Security: PREFERENCE SHARES

ORS INTERESTS IN SECURITIES

ne of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
		41,972			

ORS INTERESTS IN CONTRACTS FOR SHARES

ne of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
		0			

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VILLAGE ROADSHOW LIMITED
ABN	43 010 672 054

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM WILLIAM BURKE
Date of last notice	28 DECEMBER 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	SEE ATTACHED
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	28 DECEMBER 2005 TO 30 DECEMBER 2005
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	SEE ATTACHED
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ʾirector: GRAHAM WILLIAM BURKE
ʾompany: VILLAGE ROADS. ͻW LIMITED
ǀ Type of Security: ORDINARY SHARES

ʾRS INTERESTS IN SECURITIES

e of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
DIRECT INTEREST					
‹e	62,400	62,400			Registered holder
Total Direct Interest		62,400			
INDIRECT INTEREST					
oadshow Corporation Pty Ltd	88,500,000				Director and shareholder of Village Roadshow Corporation Pty Ltd and taken under section 608 (1) of the Corporations Act to have an indirect *relevant interest by reason of jointly controlling the* exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding
	(7,411)		28-Dec-05	$2.66	On-market sale
	(42,589)		28-Dec-05	$2.65	On-market sale
	(20,331)		29-Dec-05	$2.60	On-market sale
	(15,000)		29-Dec-05	$2.62	On-market sale
	(3,200)		29-Dec-05	$2.63	On-market sale
	(36,469)		29-Dec-05	$2.64	On-market sale
		88,375,000			
a Theatres Ltd	6,544,167	6,544,167			Village Roadshow Corporation Pty Ltd has *relevant interest under section 608 (8) of the* Corporations Act as the holder of an enforceable *right over the Village Roadshow Limited shares* held by Canberra Theatres Limited and the *director is taken to have an indirect relevant* interest under section 608 (1) of the Corporations Act by reason of jointly controlling the exercise of the power to vote or dispose of Village Roadshow Corporation Pty Ltd's shareholding in Village Roadshow Limited
Total Indirect Interest		94,919,167			

Director: GRAHAM WILLIAM BURKE
Company: VILLAGE ROADS OW LIMITED
ıd Type of Security: ORDINARY SHARES

ORS INTERESTS IN CONTRACTS FOR SHARES

ne of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
a Theatres Ltd	6,544,167	6,544,167			Call option agreement between Amalgamated Holdings Limited and Village Roadshow Corporation Pty Ltd in respect of the Village Roadshow Limited shares held by Canberra Theatres Limited and pre-emption rights over the sale of the shares giving Village Roadshow Corporation Pty Ltd a relevant interest under section 608 (8) of the Corporations Act
		6,544,167			

TORS INTERESTS IN OPTIONS OVER SECURITIES

me of Registered Holding	Opening Balance/ Change in Holdings	Number of Options Over Securities Held after Change	Date	Exercise Price	Description
ırke	2,000,000	2,000,000		$3.00	Expiring 30-Nov-07
ırke	2,000,000	2,000,000		$4.00	Expiring 30-Nov-07
ırke	2,000,000	2,000,000		$5.00	Expiring 30-Nov-07
		6,000,000			

Director: GRAHAM WILLIAM BURKE
Company: VILLAGE ROADS OW LIMITED
ıd Type of Security: A CLASS PREFERENCE SHARES

ɔRS INTERESTS IN SECURITIES

ne of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
		0			

'ORS INTERESTS IN CONTRACTS FOR SHARES

ne of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
		0			

Director: GRAHAM WILLIAM BURKE
Company: AUSTEREO GRC , LIMITED
ıd Type of Security: ORDINARY SHARES

ORS INTERESTS IN SECURITIES

ne of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
ꓤoadshow Limited	251,562,594				The Director is taken under section 608 (3) of the Corporations Act to have an indirect relevant interest by reason of jointly controlling through Village Roadshow Corporation Pty Ltd the exercise of the power to vote or dispose of Village Roadshow Limited's shareholding
	5,343		28-Dec-05	$1.60	On-market purchase
	29,701		30-Dec-05	$1.60	On-market purchase
		251,597,638			
Total Indirect Interest		251,597,638			

TORS INTERESTS IN CONTRACTS FOR SHARES

ıme of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
		0			

Director: GRAHAM WILLIAM BURKE
Company: VILLAGE ROAD[illegible]OW CORPORATION PTY LTD
ıd Type of Security: ORDINARY SHARES

ORS INTERESTS IN SECURITIES

ne of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
rke	250	250			Held beneficially for Positive Investments Pty Ltd
ᵢestment Co. Pty Ltd	2,380,645	2,380,645			Wholly owned subsidiary of Positive Investments Pty Ltd
: Investments Pty Ltd	4,497,311	4,497,311			Director and shareholder of Positive Investments Pty Ltd
ɔy	250	250			Held beneficially for Positive Investments Pty Ltd
by	250	250			Held beneficially for Positive Investments Pty Ltd
xander	250	250			Held beneficially for G W Burke
		6,878,956			

TORS INTERESTS IN CONTRACTS FOR SHARES

ame of Registered Holding	Opening Balance/ Change in Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
L		0			

Director: GRAHAM WILLIAM BURKE
Company: VILLAGE ROAD OW CORPORATION PTY LTD
d Type of Security: PREFERENCE SHARES

ORS INTERESTS IN SECURITIES

ne of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value Received/ Consideration Paid Per Share	Description
Investments Pty Ltd	41,972	41,972			Director and shareholder of Positive Investments Pty Ltd
		41,972			

ORS INTERESTS IN CONTRACTS FOR SHARES

ne of Registered Holding	Opening Balance/ Change In Holdings	Number of Securities Held after Change	Date	Value/ Consideration Per Share	Detail of Contract and Nature of Interest
		0			

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

VILLAGE ROADSHOW LIMITED

ABN

43 010 672 054

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary and A Class Preference
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,000,000 Ordinary 1,000,000 Preference
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Pari passu with existing Ordinary and A Class Preference shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The shares will be entitled to a pro rata dividend from the date of issue until the Record Date and then will rank pari passu with existing Ordinary and A Class Preference Shares
5	Issue price or consideration	$2.67 per Ordinary share and $2.29 per A Class Preference share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to a Share Subscription and Loan Deed dated 18 October 2005 and as approved by shareholders at the company's Annual General Meeting held on 25 November 2005
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 December 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
151,616,982	Ordinary
108,664,033	A Class Preference

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,000,000	Options over Ordinary shares expiring 30 November 2007 exercisable at various prices

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11/1/06
(Director/Company secretary)

Print name: P.S. Leggo

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

19 January 2006

VILLAGE ROADSHOW ACQUIRES STRATEGIC STAKE IN SYDNEY ATTRACTIONS GROUP

Village Roadshow Limited ("VRL") announced today that it had acquired a 14.9% shareholding in Sydney Attractions Group comprising 3.25 million shares.

Sydney Attractions Group is the owner and operator of leading tourist attractions Sydney Aquarium, Oceanworld Manly, and the Sydney Tower and "Skywalk", and is currently developing Sydney Wildlife World.

VRL's Chairman, Robert Kirby said, "Sydney Attractions Group has assembled a world class portfolio of leisure assets in Sydney, and is a strong business fit with our market leading theme parks business on the Gold Coast. We consider the acquisition to be highly strategic and long term and there is no consideration by VRL to make a takeover bid for the Company. VRL also believes there are co-marketing opportunities, etc".

Under the new A-IFRS accounting rules, the investment is required to be marked to the current market price on initial recognition. This will result in a fair value write-down of the investment via the Income Statement of approximately $5 million. The investment will be marked to market at each reporting date with any movement being reflected in a reserve account in Shareholders Equity.

Taking this fair value write-down into account, the VRL Group profit after tax for the year ending 30 June 2006 will be approximately break-even. This also takes into account the impact of a decline in earnings against budget from the Exhibition Division in the December half.

The break-even result is after accounting for approximately $41 million of one-off, non-recurring items relating to:

- Restructure of Production Division with the Crescent Group;
- Legal settlement of USA litigation;
- Fair value write-down of Sydney Attractions Group investment.

The restructuring and legal settlement write-off's have been previously disclosed to the market.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	**SYDNEY ATTRACTIONS GROUP LIMITED ('SAQ')**
ACN/ARSN	008 632 764

1. Details of substantial holder (1)

Name	DEG Holdings Pty Ltd ACN 003 124 221 (**DEG**), Village Roadshow Limited ACN 010 672 054 (**VRL**) and Village Roadshow Corporation Pty Limited ACN 004 318 610 (**VRC**)*, collectively '**VRL Group**'
ACN/ARSN (if applicable)	(refer above)

* DEG is the registered holder of the SAQ shares referred to below and therefore has a relevant interest in those shares under s608(1) of the Corporations Act. DEG is a wholly owned subsidiary of VRL. VRC controls VRL and therefore sections 608(1) and (3) of the Corporations Act have the effect that VRC has relevant interests in the SAQ shares that DEG and VRL have relevant interests in. Sections 608(1) and (3) of the Corporations Act have the effect that each of the persons who control VRC has relevant interests in the SAQ shares VRC has relevant interests in. The following persons control VRC: First Gatoom Pty Ltd ACN 005 954 656 ('**First Gatoom**'), Kirby's Investments Pty Limited ACN 008 488 953 ('**Kirby's Investments**'), Positive Investments Pty Limited ACN 004 743 426 ('**Positive**'), VRC Investments Co Pty Limited ACN 103 262 308 ('**VRC Investment Co**'), Juicen Pty Ltd ACN 089 874 984 ('**Juicen**'), Robert George Kirby ('**Robert Kirby**'), Graham William Burke ('**Graham Burke**'), and John Ross Kirby ('**John Kirby**'). Section 608(3)(a) of the Corporations Act has the effect that each subsidiary of VRC has relevant interests in shares in SAQ that VRC has relevant interests in and each subsidiary of VRL has relevant interests in shares in SAQ that VRL has relevant interests in.

The holder became a substantial holder on 18/01/2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	3,250,000	3,250,000	14.93%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
VRL Group	On market purchase of Ordinary shares	3,250,000 Ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
VRL Group	DEG Holdings Pty Ltd	VRL Group	3,250,000 Ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)	Class and number of securities
VRL Group	18 January 2006	$24,415,218.75	3,250,000 Ordinary

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
(refer above)	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
DEG	206 Bourke Street, Melbourne Vic 3000
VRL	206 Bourke Street, Melbourne Vic 3000
VRC, First Gatoom, Kirby's Investments, Positive, VRC Investments Co and Juicen	Offices of Nexia Alexander & Spencer, Level 14, 440 Collins Street, Melbourne, Victoria 3000
Robert Kirby	4 Struan Street, Toorak VIC 3142
Graham Burke	12 Shandford Avenue, Brighton VIC 3186
John Kirby	15 St Georges Road, Toorak VIC 3142

Signature

print name SHAUN LEWIS DRISCOLL capacity SECRETARY

sign here date 19/01/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown."

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

31 January 2006

VILLAGE ROADSHOW PICTURES GROUP UPSIZES AND EXTENDS FINANCING

Village Roadshow Limited advises that its "Hollywood" film production group, Village Roadshow Pictures Group ("VRPG"), has today reached agreement with its financiers to increase its film production facility from US$900 million to US$1.4 billion.

VRPG will continue to co-produce and co-finance films with its principal production partner, Warner Bros.

The revolving period of the facility has also been extended for a further 3 years. As a result, drawdowns will now be available under the facility until January 2011 (previously February 2008) with the debt now scheduled to be fully repaid by January 2015 (previously January 2012).

The Company believes that the upsize and extension will allow VRPG to increase throughput of movies and enhance its already enviable position as the world's leading independent production group.

As previously advised, Crescent and Village Roadshow are working together to jointly pursue strategic growth opportunities in filmed entertainment.

The upsizing and extension of VRPG's facility announced today is the platform for pursuing these growth opportunities.

VRPG is a part of the joint alliance between Village Roadshow and Crescent Entertainment in filmed entertainment.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972